LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

October 31, 2014

VIA EDGAR

Catherine Courtney Gordon

U.S. Securities & Exchange Commission

Division of Investment Management, Disclosure Review Office #2

100 F. Street, N.E.

Washington, DC  20549-5030

Re:

Avondale Funds (“Avondale”)

File Nos. 333-198319, 811-22981

Dear Ms. Gordon:

Kindly accept this letter in response to your correspondence of September 19, 2014, wherein you have provided comments to our client’s N-1A filing submitted on August 22, 2014.  Pursuant to your request, we are filing simultaneously herewith our client’s amended draft of its N-1A as Pre-Effective Amendment #2.

Accordingly, please find our client’s responses below.

Prospectus

Annual Fund Operating Expenses (unnumbered)

1.

Explain why the “Other Expenses” line item discloses a “0.00%” expense.

Response:  All expenses will be satisfied through the unitary fee arrangement contractually set forth between the Fund and the Advisor wherein the Advisor will pay all the Fund’s expenses.

2.

Disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year. (Item 3; Instruction 6(a))

Response:

Footnote #2 to the Fee Table has been updated accordingly.

3.

Delete the “5 Years” and “10 Years” entries from the Example. (Item 3; Instruction 6(b))

Response: Example has been updated accordingly.

4.

Footnote 3 states that “[t]he Management Services Agreement may, on sixty (60) days written notice, be terminated with respect to a Fund, at any time without the payment of any penalty, by the Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund, or by Management.” If the Management Services Agreement contains the waiver and reimbursement provisions, disclose whether the waiver and reimbursement provisions can be unilaterally terminated by management or whether the termination is subject to Board approval.

Response: The Management Services Agreement does not contain the waiver and reimbursement provisions as such provisions are set forth in the Operating Expenses Limitation Agreement between the Fund and the Advisor.

Principal Investment Strategies of the Fund (unnumbered)

5.

The first paragraph references “high yield bonds.” Disclose that such securities are also known as “junk bonds.”

Response: The paragraph now reads:

The Fund is a flexible Fund investing in a broad universe of publicly traded securities. These securities include common stocks of large, mid and small capitalization companies, investment grade and high yield corporate bonds (also known as “junk bonds”), and government bonds. Typically, the Fund will focus on investments in US companies, but may also hold investments in foreign companies, including American Depositary Receipts (ADRs).

6.

The fourth paragraph states that “[u]nder normal market conditions, the Fund’s portfolio will invest in 15 to 45 securities” and that the Fund is “unconstrained with regards to asset allocation.” The following paragraph states that the Fund “will not concentrate in any particular industry or group of industries.” Explain how the Fund will be “unconstrained” if it also will not be concentrated.

Response:

The Fund’s disclosure has been revised to remove the phrase, “will not concentrate in any particular industry or group of industries”.

7.

The “Principal Risks of Investing in the Fund” references both “Investment Company Securities Risk” and “Real Estate Risk.” If these are principal risks, disclose the corresponding principal investment strategies.

Response:

The risks entitled “Investment Company Securities Risk” and “Real Estate Risk.” have been removed.

8.

Under the caption “Investment Companies Risk,” disclose that the investment practices of the underlying funds (such as the use of derivatives) may subject an underlying fund to lose more than its original investment.

Response:

See response to comment #7 which notes that the “Investment Company Securities Risk” has been removed.

Principal Risks of Investing in the Fund (unnumbered)

9.

Include the discussion in the second paragraph under a caption relating to market risk.

Response:

The second paragraph under Principal Risks has been relocated under “Market risk” as you have suggested.

10.

The first paragraph states that “[t]he common stock and other equity type securities purchased by the Fund may involve large price swings and potential for loss.” Disclose whether the debt securities purchased by the fund may also have the same potential for loss.

Response:

The referenced disclosure has been revised to read as follows: “The common stock and other equity and debt securities, purchased by the Fund may involve large price swings and potential for loss.”

11.

Include the discussion in the third paragraph under a caption relating to foreign investing. That paragraph also states “[t]hese risks may be heightened in connection with investments in emerging markets.” Provide a more fulsome summary of the risks of investing in emerging markets under a separate caption. The statement “[i]nvestments in securities issued by entities domiciled in the United States may also be subject to many of these risks” should be included under a caption discussing market risk or U.S. investing risk.

Response:

The third paragraph under Principal Risks has been relocated under “Foreign Risk” and the statement “[i]nvestments in securities issued by entities domiciled in the United States may also be subject to many of these risks” has been relocated under the caption “market risk” as you have suggested. In addition, we have included to following disclosure relating to investment emerging markets,

Emerging Market Risk.  The securities of issuers located or doing substantial business in emerging market countries tend to be more volatile and less liquid than the securities of issuers located in countries with more mature economies.  Emerging markets generally have less diverse and less mature economic structures and less stable political systems than those of developed countries.  Investments in these countries may be subject to political, economic, legal and market risks.  The risks may include less protection of property rights and uncertain political and economic policies, the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses and the imposition of sanctions by other countries, such as the United States.

12.

The fourth paragraph of the “Principal Investment Strategies of the Fund” section states that “[t]he Fund is unconstrained with regards to asset allocation and may hold up to 100% of its assets in equity securities or up to 100% of its assets in fixed income securities depending on where the Adviser finds compelling value.” Include disclosure of the risk of managing the Fund “unconstrained with regards to asset allocation.”

Response:

The following risk disclosure has been added to the “Principal Risks of Investing in the Fund” section of the Prospectus.

Investment Selection and Asset Allocation Risk. The Fund’s ability to achieve its investment objective is dependent on the Adviser’s ability to identify investment opportunities having compelling value as determined by the Advisor.  The Fund is subject to the risk that the Adviser may allocate the Fund’s assets to sectors or securities that do not perform as well as other sectors or securities and the Advisor may not anticipate market trends successfully.

13.

The fourth paragraph of the “Principal Investment Strategies of the Fund” section also states that “[i]f the Adviser does not find enough investments that meet the Adviser’s criteria it may maintain without limitation a significant portion of the Fund's assets in cash or cash-equivalents such as money-market funds, certificates of deposit and short term debt obligations.” We note that the prospectus contains disclosure regarding the “Risks Associated with the Holding Fund Holding Cash.” Include disclosure of what circumstances would cause the Adviser to “not find enough investments that meet the Adviser’s criteria.”

Response:

The disclosure stated in the above referenced comment has been revised to read as follows:

"[i]f the Adviser does not find enough investments that meet the Adviser’s criteria of compelling value"

14.

Include disclosure about the risk of investing in inverse funds given the discussion in the section “Principal Investment Strategies of the Fund” that “[u]nder extreme circumstances, the Adviser may hedge the portfolio using inverse funds.” In addition, provide disclosure about or examples of what “extreme circumstances” would lead to a decision to hedge with inverse funds, as well as a plain English description of “inverse funds.”

Response:

The referenced Principal Investment Strategies disclosure has been revised, as set forth below, to remove the noted inverse funds disclosure. Accordingly any additional risk disclosure is no longer necessary relative to your comment.

Under normal market conditions, the Fund’s portfolio will invest in 15 to 45 securities.  The asset class allocation among these securities is primarily determined by value as well.  The Fund is unconstrained with regards to asset allocation and may hold up to 100% of its assets in equity securities or up to 100% of its assets in fixed income securities depending on where the Adviser finds compelling value.  If the Adviser does not find enough investments that meet the Adviser’s criteria of compelling value it may maintain without limitation a significant portion of the Fund’s assets in cash or cash-equivalents such as money-market funds, certificates of deposit and short-term debt obligations.

15.

The heading “New Fund Risk” states that “the Advisor has limited experience to no experience, as a manager of a registered investment company.” Does the Advisor have “limited” or “no” experience as a manager of a registered investment company? In addition, the statement “[w]hile the Advisor may have experience in investment-related activities and in managing private investment funds...” is neither permitted nor required in the discussion of the Fund’s principal risks.

Response:

The disclosure stated in the above referenced comment has been revised to read as follows:

New Fund Risk. The Fund is newly organized and has no operating history. The Advisor has no experience as a manager of a registered investment company.

Additional Information About the Funds (unnumbered)

16.

The third paragraph under the heading “The Principal Investment Strategy of the Fund” states that “[o]nce exceptional partners have been identified, the Adviser evaluates each investment opportunity using an approach known as ‘value investing.’ ” Clarify that the “exceptional partners” are those deemed exceptional by the Adviser.

Response: The stated disclosure has been revised to read,

Once partners that the Adviser deems exceptional have been identified, the Adviser evaluates each investment opportunity using an approach known as “value investing.”

Trustee Qualifications (unnumbered)

17.

The second paragraph states that “Scott Krisiloff has seven years of experience working in the investment industry.” Discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Krisiloff should serve as a director for the Fund in light of the Fund’s business and structure. Disclose Mr. Krisiloff’s particular areas of expertise or other relevant qualifications. (Item 17)

Response:

The disclosure referenced in the comment has been revised to read as follows:

Scott Krisiloff has seven years of experience working in the investment industry.  He is the founder and CEO of Avondale Investment Company, the Advisor of the Fund.  In addition to managing Avondale’s portfolios, Mr. Krisiloff has served as Chief Compliance Officer of the Advisor. Prior to founding Avondale Investment Company, Mr. Krisiloff was a Securities Analyst at an investment advisor that managed $25 Billion in institutional assets including equity and fixed income mutual funds.  Mr. Krisiloff has earned the right to use the Chartered Financial Analyst designation.

18. The fourth paragraph states that “[i]n addition to his knowledge of the investment management industry, Mr. Amini has extensive understanding of regulatory compliance standards and practices.” Discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Amini should serve as a director for the Fund in light of the Fund’s business and structure. Disclose Mr. Amini’s particular areas of expertise or other relevant qualifications, particularly how he acquired his “extensive understanding of regulatory compliance standards and practice.” (Item 17)

Response:

The disclosure referenced in the comment has been revised to read as follows:

Cyrus Amini is a Vice President at Charlesworth and Rugg, an SEC Registered Investment advisor which specializes in managing investment portfolios of no-load mutual funds on behalf of individuals, corporations, trusts, foundations and retirement plans among others.  In addition to his knowledge of the investment management industry, Mr. Amini has a proficient understanding of regulatory compliance standards and practices.  Mr. Amini is a member of the New York State Bar Association.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.